UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
(Rule 13d-101. Information to be Included in Statements Filed Pursuant to Section 240.13d-1(a)
and Amendments Thereto Filed Pursuant to Section 240.13d-2(a))

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. __)
I-Flow Corporation

(Name of Issuer)
Common Stock, $0.001 par value per share

(Title of Class of Securities)
449520303

(CUSIP Number)
Kimberly-Clark Corporation
P.O. Box 619100
Dallas, Texas 75261-9100
Attention: John W. Wesley
(972) 281-1200

with a copy to:
Imad I. Qasim
Matthew G. McQueen
Sidley Austin LLP
1 South Dearborn
Chicago, Illinois 60603
(312) 853-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 8, 2009

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No.	449520303	13D

1	NAME OF REPORTING PERSONS Kimberly-Clark Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,996,707 (1)(2)

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,996,707 (1)(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☑ (2)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.8%

14	TYPE OF REPORTING PERSON

CO
(1) Represents (i) 2,134,793 shares of common stock (“Issuer Common Stock”), par value $0.001 per share, of I-Flow Corporation, a Delaware corporation (the “Issuer”) and (ii) 861,914 shares of Issuer Common Stock that are subject to unexercised Issuer stock options, both of which are subject to the Tender and Support Agreement (defined in Item 3 hereof).
(2) Beneficial ownership of 2,996,707 shares of Issuer Common Stock referred to herein is being reported hereunder solely because Kimberly-Clark Corporation (“Kimberly-Clark”) may be deemed to have beneficial ownership of such shares as a result of the Tender and Support Agreement (defined in Item 3 hereof). Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kimberly-Clark that it is the beneficial owner of any shares of Issuer Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or for any other purpose, and such beneficial ownership is expressly disclaimed by Kimberly-Clark.

13D
Item 1. Security and Issuer.
     This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.001 per share (“Issuer Common Stock”), of I-Flow Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 20202 Windrow Drive, Lake Forest, California 92630.
Item 2. Identity and Background.
     This Schedule 13D is being filed by Kimberly-Clark Corporation, a Delaware corporation (“Kimberly-Clark”), pursuant to Rule 13d-1(a) of Regulation D-G under the Exchange Act. The address of the principal executive offices of Kimberly-Clark is P.O. Box 619100, Dallas, Texas 75261-9100. Kimberly-Clark is a global health and hygiene company.
     Set forth in Schedule I hereto, which is incorporated herein by reference, is the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and the citizenship, of each of Kimberly-Clark’s directors and executive officers, as of the date hereof. Other than such directors and executive officers, there are no persons controlling Kimberly-Clark.
     During the last five years, neither Kimberly-Clark nor, to its knowledge, any of the other persons identified in Schedule I: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such entity or person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
     Pursuant to the Tender and Support Agreement, dated as of October 8, 2009 (the “Tender and Support Agreement”), among Kimberly-Clark, Boxer Acquisition, Inc., a newly formed wholly-owned subsidiary of Kimberly-Clark (“Merger Sub”) and each of Donald M. Earhart, James R. Talevich, James J. Dal Porto, John H. Abeles, Jack H. Halperin, Joel S. Kanter, Erik H. Loudon and Henry T. Tai (collectively, the “Stockholders”), Kimberly-Clark may be deemed to be the beneficial owner of 2,996,707 shares of Issuer Common Stock (collectively, the “Subject Shares”). Kimberly-Clark, Merger Sub and the Stockholders entered into the Tender and Support Agreement to induce Kimberly-Clark to enter into the Agreement and Plan of Merger, dated as of October 8, 2009 (the “Merger Agreement”), among Kimberly-Clark, Merger Sub and the Issuer. Pursuant to the Merger Agreement, (i) Merger Sub will make a tender offer (the “Offer”) to purchase all of the issued and outstanding shares of Issuer Common Stock at a price of $12.65 per share in cash, without interest and less any required withholding taxes, and (ii) after acceptance of the tendered shares of Issuer Common Stock for payment by Merger Sub and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and

13D
into the Issuer (the “Merger”), with the Issuer continuing as the surviving corporation in the Merger (the “Surviving Corporation”) as a wholly owned subsidiary of Kimberly-Clark. In the Merger, each share of Issuer Common Stock will be converted into the right to receive $12.65 in cash, without interest and less any required withholding taxes. The descriptions of the Merger Agreement and the Tender and Support Agreement contained herein are qualified in their entirety by reference to such agreements, which are attached hereto as Exhibits 1 and 2. Any beneficial ownership of Kimberly-Clark in Issuer Common Stock that may be deemed to arise from the Tender and Support Agreement is not expected to require the expenditure of any funds.
Item 4. Purpose of Transaction.
     (a)-(b) The Tender and Support Agreement was entered into as a condition to the willingness of Kimberly-Clark and Merger Sub to enter into the Merger Agreement and to increase the likelihood that the Minimum Condition (as defined in the Merger Agreement) to the Offer will be satisfied. See the response to Item 3 for a more complete description of the Offer. The terms of the Tender and Support Agreement apply to the Subject Shares of the Stockholders as set forth in Schedule A to the Tender and Support Agreement, which is attached hereto as Exhibit 2.
     (c) Not applicable.
     (d) The Merger Agreement provides that, upon Merger Sub’s acceptance for payment and payment for all shares of the Issuer Common Stock validly tendered and not validly withdrawn pursuant to the Offer, and at all times thereafter, Kimberly-Clark will be entitled to elect or designate such number of directors to the Issuer’s Board (“Directors”), rounded up to the next whole number, as is equal to the product of the total number of Directors (determined after giving effect to the Directors elected or appointed pursuant to this sentence) multiplied by the percentage that the aggregate number of shares beneficially owned by Kimberly-Clark and Merger Sub or their respective affiliates at such time bears to the total number of shares then outstanding. The Merger Agreement further provides that the Issuer will be required to, upon request of Kimberly-Clark, subject to compliance with applicable law and the Issuer’s Certificate of Incorporation and By-laws, promptly use commercially reasonable efforts to cause Kimberly-Clark’s designees to be so elected or designated, including increasing the size of the Issuer’s Board and/or seeking resignations of one or more incumbent Directors. In the event that Kimberly-Clark’s designees are elected or designated to the Issuer’s Board as provided for in the Merger Agreement, the Issuer will be required to use commercially reasonable efforts to cause its Board to maintain at least three (3) Directors who were members of its Board on October 8, 2009 and who are independent for purposes of Rule 10A-3 under the Exchange Act (the “Independent Directors”). If the number of Independent Directors is reduced below three (3) for any reason, the remaining Independent Director(s) will be entitled to nominate an individual or individuals to fill such vacancy who will be deemed to be an Independent Director or, if no Independent Directors remain, the other Directors will designate three (3) individuals to fill such vacancies who are independent for purposes of Rule 10A-3 under the Exchange Act.
     (e) Not applicable

13D
     (f) Not applicable.
     (g) Upon consummation of the Merger, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall be amended and restated in their entirety to read as the Certificate of Incorporation and the By-laws of Merger Sub, as in effect immediately prior to the Merger.
     (h) - (i) Upon consummation of the Merger, the Issuer Common Stock will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.
     (j) Other than as described above, Kimberly-Clark does not currently have any plan or proposals that relate to, or may result in, any of the matters listed in Items 4(a) — (i) of Schedule 13D (although Kimberly-Clark reserves the right to develop such plans).
Item 5. Interest in Securities of the Issuer.
     (a)-(b) As a result of the Tender and Support Agreement, Kimberly-Clark may be deemed to be a beneficial owner of the Subject Shares. The Subject Shares constitute approximately 11.8% of the issued and outstanding shares of Issuer Common Stock, based on the Issuer’s representation in the Merger Agreement that there were 24,460,856 shares of Issuer Common Stock issued and outstanding at the close of business on October 8, 2009.
     Pursuant to the Tender and Support Agreement, each of the Stockholders has agreed, among other things: (i) to tender all of the Subject Shares pursuant to the Offer; (ii) to vote such Subject Shares in favor of adoption of the Merger Agreement and against (A) any action that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (B) any Acquisition Proposal (as such term is defined in the Merger Agreement) and any action in furtherance of any Acquisition Proposal, (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Issuer, or any other extraordinary transaction involving the Issuer (other than the Merger) and (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under the Tender and Support Agreement; and (iii) to abide by certain restrictions on the transfer of the Subject Shares and on their ability to enter into any other arrangements inconsistent with the Tender and Support Agreement. Further, by their execution of the Tender and Support Agreement, each of the Stockholders has irrevocably appointed Kimberly-Clark as his or her proxy and attorney-in-fact (the “Attorney”). The names of the Stockholders and the number of Subject Shares beneficially owned by the Stockholders are set forth in Schedule A to the Tender and Support Agreement, which is attached as Exhibit 2 hereto.
     In exercising its right to vote the Subject Shares as proxy and attorney-in-fact of the Stockholders, the Attorney’s rights are limited to voting the Subject Shares, or granting a consent or approval with respect to the Subject Shares, (i) in favor of adoption of the Merger Agreement

13D
and (ii) against (A) any action that would reasonably be expected to frustrate the purposes of, impede, hinder, interfere with, nullify, prevent, delay or adversely affect the consummation of the transactions contemplated by the Merger Agreement, including the Offer, (B) any Acquisition Proposal (as such term is defined in the Merger Agreement) and any action in furtherance of any Acquisition Proposal, (C) any merger, acquisition, sale, consolidation, reorganization, recapitalization, extraordinary dividend, dissolution, liquidation or winding up of or by the Issuer, or any other extraordinary transaction involving the Issuer (other than the Merger) and (D) any action, proposal, transaction or agreement that would reasonably be expected to result in a breach, in any material respect, of any covenant, representation or warranty or any other obligation or agreement of such Stockholder under the Tender and Support Agreement.
     The Tender and Support Agreement terminates upon the earlier to occur of (i) the completion of the Merger, (ii) the termination of the Tender and Support Agreement by Kimberly-Clark, (iii) the occurrence of an Adverse Recommendation Change (as defined in the Merger Agreement), (iv) the termination, or modification in a manner adverse to the stockholders of the Issuer, of the Offer and (v) the termination of the Merger Agreement in accordance with its terms.
     (c) Neither Kimberly-Clark nor, to its knowledge, any person named in Schedule A, has effected any transaction in the Issuer Common Stock during the past 60 days.
     (d) Not applicable.
     (e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Other than as described in Items 3, 4 and 5 and the agreements incorporated herein by reference and set forth as exhibits hereto, to the knowledge of Kimberly-Clark there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
Item 7. Material to be Filed as Exhibits.
     The following documents are filed as exhibits:

Exhibit Number	Description of Exhibits

99.1	Agreement and Plan of Merger dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and I-Flow Corporation

99.2	Tender and Support Agreement dated as of October 8, 2009, by and among Kimberly-Clark Corporation, Boxer Acquisition, Inc. and each of the Stockholders listed on Schedule A thereto

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 19, 2009	KIMBERLY-CLARK CORPORATION

	By:	/s/ John W. Wesley
	Name:	John W. Wesley
	Title:	Vice President and Secretary

SCHEDULE I
Kimberly-Clark Corporation
Directors and Executive Officers
     Except as indicated below, each person’s business address is c/o Kimberly-Clark Corporation, 351 Phelps Drive, Irving, Texas 75038, and each such person is a United States citizen.

Name	Position	Present Principal Occupation and Business Address (if applicable)
Directors

John R. Alm	Director	Mr. Alm retired as President and Chief Executive Officer of Coca-Cola Enterprises Inc., a beverage company, in 2005. He had been Chief Executive Officer since 2004 and President and Chief Operating Officer since 2000. Mr. Alm joined Coca-Cola Enterprises Inc. in 1992 and held numerous other senior management positions until his retirement.

Dennis R. Beresford	Director	Mr. Beresford has served as Ernst & Young Executive Professor of Accounting at the J.M. Tull School of Accounting, Terry College of Business, University of Georgia since 1997. From 1987 to 1997, he served as the Chairman of the Financial Accounting Standards Board. Prior to that, Mr. Beresford held various positions at the accounting firm of Ernst & Young. He serves on the board of directors and audit committees of Legg Mason, Inc. and the Federal National Mortgage Association (Fannie Mae).

John F. Bergstrom	Director	Mr. Bergstrom has served as Chairman and Chief Executive Officer of Bergstrom Corporation, Neenah, Wisconsin, for more than the past five years. Bergstrom Corporation owns and operates automobile sales and leasing businesses and a credit life insurance company based in Wisconsin. Mr. Bergstrom is a director of the Wisconsin Energy Corporation and its wholly owned subsidiary Wisconsin Electric Power Company. He serves on the board of directors of Advance Auto Parts, Inc. He also is a member of the board of directors and chairman of the Theda Clark Hospital Foundation, and a member of the board of directors and executive committee of Green Bay Packers, Inc.

Abelardo E. Bru	Director	Mr. Bru retired as Vice Chairman of PepsiCo, a food and beverage company, in 2005. He joined PepsiCo in 1976. Mr. Bru served from 1999 to 2003 as President and Chief Executive Officer and in 2003 to 2004 as Chief Executive Officer and Chairman of Frito-Lay Inc., a division of PepsiCo. Prior to leading Frito-Lay, Mr. Bru led PepsiCo’s largest international business, Sabritas Mexico, as President and General Manager from 1992 to 1999. Mr. Bru is a member of the board of directors of S. C. Johnson & Son, Inc. and the Education is Freedom Foundation.

Robert W. Decherd	Director	Mr. Decherd has served as Chairman of the Board, President and Chief Executive Officer of A. H. Belo Corporation, a newspaper publishing and Internet company, since it was spun off from Belo Corp. in February 2008. Prior to February 2008, Mr. Decherd was Chief Executive Officer of Belo Corp., a broadcasting and publishing company, for 21 years. He is a director of both A. H. Belo Corporation and Belo Corp., where he is non-executive chairman. Mr. Decherd is a member of the Advisory Council for the Harvard University Center for Ethics and the Board of Visitors of the Columbia

Name	Position	Present Principal Occupation and Business Address (if applicable)

Graduate School of Journalism. During the past decade, he has held appointments to Presidential and Federal Communications Commission commissions concerned with public policy matters related to the television industry.

Thomas J. Falk	Chairman of the Board of Directors, Chief Executive Officer and President of Kimberly-Clark	Thomas Falk was elected Chairman of the Board and Chief Executive Officer in 2003 and President and Chief Executive Officer in 2002. Prior to that, he served as President and Chief Operating Officer since 1999. Mr. Falk previously had been elected Group President—Global Tissue, Pulp and Paper in 1998, where he was responsible for Kimberly-Clark’s global tissue businesses. Earlier in his career, Mr. Falk had responsibility for Kimberly-Clark’s North American Infant Care, Child Care and Wet Wipes businesses. Mr. Falk joined Kimberly-Clark in 1983 and has held other senior management positions in Kimberly-Clark. He has been a director of Kimberly-Clark since 1999. He also serves on the board of directors of Catalyst Inc. and the University of Wisconsin Foundation, and serves as a governor of the Boys & Girls Clubs of America.

Mae C. Jemison	Director	Dr. Jemison is founder and President of The Jemison Group, Inc., a technology consulting company, and BioSentient Corporation, a medical devices company. She chairs The Earth We Share international science camp. Dr. Jemison served as a professor of Environmental Studies at Dartmouth College from 1995 to 2002. From 1987 to 1993, she served as a National Aeronautics and Space Administration (NASA) astronaut. Dr. Jemison serves on the board of directors of Scholastic Corporation, Valspar Corporation and The Dorothy Jemison Foundation for Excellence and is a member of the National Academy of Sciences’ Institute of Medicine. She is also the Chairman of the State of Texas Product Development and Small Business Incubator Board, and she is a member of the National Advisory Council for Biomedical Imaging and Bioengineering and the Greater Houston Partnership Executive Committee.

James M. Jenness	Director	Mr. Jenness was elected Chairman of the Board of Kellogg Company, a producer of cereal and convenience foods, in 2005. He also served as Chief Executive Officer of Kellogg from 2004 through 2006. Mr. Jenness was Chief Executive Officer of Integrated Merchandising Systems LLC, a market leader in outsource management for retail promotion and branded merchandising, from 1997 to 2004. He served in various positions of increasing responsibility at Leo Burnett Company, Kellogg’s major advertising agency partner, from 1974 to 1997, including as Vice Chairman, Chief Operating Officer and Director. He is a senior director of the board of directors of Children’s Memorial Hospital and a director of Mercy Home for Boys and Girls. He also serves on the DePaul University College of Commerce Advisory Council, is Vice Chairman of DePaul’s Board of Trustees and is co-trustee of the W. K. Kellogg Foundation Trust.

Ian C. Read	Director	Mr. Read is a Senior Vice President of Pfizer, Inc., a drug manufacturer, and President of its Worldwide Pharmaceutical Operations. Mr. Read joined Pfizer in 1978 in its financial organization. He worked in Latin America through 1995, holding positions of increasing responsibility, and was appointed President of the Pfizer International Pharmaceuticals Group, Latin America/Canada in 1996. In 2000, Mr. Read was named Executive Vice President of Europe/Canada and was named a corporate Vice President in 2001. Mr. Read is a citizen of Great Britain.

Linda Johnson Rice	Director	Mrs. Johnson Rice has been President and Chief Executive Officer of Johnson Publishing Company, Inc., a multi-media company, since 2002. She joined that company in 1980, became Vice President in 1985 and was elected President and Chief Operating Officer in 1987. Mrs. Johnson Rice is a director of Omnicom Group, Inc.

Name	Position	Present Principal Occupation and Business Address (if applicable)

Marc J. Shapiro	Director	Marc Shapiro retired in 2003 as Vice Chairman of JPMorgan Chase & Co., a financial services company. Before becoming Vice Chairman of JPMorgan Chase & Co. in 1997, Mr. Shapiro was Chairman, President and Chief Executive Officer of Chase Bank of Texas, a wholly owned subsidiary of JPMorgan Chase & Co., from 1989 until 1997. He now serves as a consultant to JPMorgan Chase & Co. as a non-executive Chairman of its Texas operations. Mr. Shapiro is a member of the board of directors of Burlington Northern Santa Fe Corporation and The Mexico Fund, and a trustee of Weingarten Realty Investors. He also serves on the boards of M.D. Anderson Cancer Center, Baylor College of Medicine, Rice University and BioHouston.

G. Craig Sullivan	Director	Mr. Sullivan retired as Chairman and Chief Executive Officer of The Clorox Company, a consumer products company, in 2003. He joined The Clorox Company in 1971 and held a number of senior sales and management positions during his career, culminating in his election as Chief Executive Officer and Chairman of the Board in 1992. Mr. Sullivan also serves as a director of Mattel, Inc., The Goodyear Tire & Rubber Company and The American Ireland Fund. He also serves on the capital campaign committee for St. Anthony’s Foundation in San Francisco.

Executive Officers

Robert E. Abernathy	Group President—North Atlantic Consumer Products	Robert Abernathy was elected Group President—North Atlantic Consumer Products in March 2008. He is responsible for Kimberly-Clark’s consumer business in North America and Europe and the related customer development and supply chain organizations. Mr. Abernathy joined Kimberly-Clark in 1982. His past responsibilities in Kimberly-Clark have included overseeing its businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa, as well as operations and major project management in North America. He was appointed Vice President—North American Diaper Operations in 1992; Managing Director of Kimberly-Clark Australia Pty. Limited in 1994; Group President of Kimberly-Clark’s Business-to-Business segment in 1998 and Group President—Developing and Emerging Markets in 2004. He is a director of The Lubrizol Corporation.

Joanne B. Bauer	President and Chief Executive Officer of the Purchaser; President—Global Health Care	Joanne Bauer was elected President—Global Health Care in 2006. She is responsible for Kimberly-Clark’s global health care business, which includes a variety of medical supplies and devices. Ms. Bauer joined Kimberly-Clark in 1981. Her past responsibilities have included various marketing and management positions in the Adult Care and Health Care businesses. She was appointed Vice President of KimFibers, Ltd. in 1996; Vice President of Global Marketing for Health Care in 1998; and President of Health Care in 2001.

Mark A. Buthman	Senior Vice President and Chief Financial Officer	Mark Buthman was elected Senior Vice President and Chief Financial Officer in 2003. Mr. Buthman joined Kimberly-Clark in 1982. He has held various positions of increasing responsibility in the operations, finance and strategic planning areas of Kimberly-Clark. Mr. Buthman was appointed Vice President of Strategic Planning and Analysis in 1997 and Vice President of Finance in 2002.

Robert W. Black	Group President—Developing and Emerging Markets	Robert Black was elected Group President—Developing and Emerging Markets in March 2008. He is responsible for Kimberly-Clark’s businesses in Asia, Latin America, Eastern Europe, the Middle East and Africa. His past responsibilities have included overseeing Kimberly-Clark’s strategy, mergers and acquisitions, global competitiveness and innovation efforts. Prior to joining

Name	Position	Present Principal Occupation and Business Address (if applicable)

Kimberly-Clark in 2006 as Senior Vice President and Chief Strategy Officer, Mr. Black served as Chief Operating Officer of Sammons Enterprises, a multi-faceted conglomerate, from 2004 to 2005. From 1994 to 2004, Mr. Black held various senior leadership positions in marketing, strategy, corporate development and international management with Steelcase, Inc., a leading office furniture products and related services company. As President of Steelcase International from 2000 to 2004, he led operations in more than 130 countries.

Christian A. Brickman	Senior Vice President and Chief Strategy Officer	Christian Brickman was elected Senior Vice President and Chief Strategy Officer in September 2008. He is responsible for leading the development and monitoring of Kimberly-Clark’s strategic plans and processes to enhance Kimberly-Clark’s enterprise growth initiatives. Prior to joining Kimberly-Clark in 2008, Mr. Brickman served as a Principal of McKinsey & Company, Inc., a management consulting firm, from 2003 to 2008, and as an Associate Principal from 2001 to 2003.

Lizanne C. Gottung	Senior Vice President and Chief Human Resources Officer	Lizanne Gottung was elected Senior Vice President and Chief Human Resources Officer in 2002. She is responsible for leading the design and implementation of all human capital strategies to Kimberly-Clark, including global compensation and benefits, talent management, diversity and inclusion, organizational effectiveness and corporate health services. Ms. Gottung joined Kimberly-Clark in 1981. She has held a variety of human resources, manufacturing and operational roles of increasing responsibility with Kimberly-Clark, including Vice President of Human Resources from 2001 to 2002. She is a director of Louisiana Pacific Corporation.

Thomas J. Mielke	Senior Vice President—Law and Government Affairs and Chief Compliance Officer	Thomas Mielke was elected Senior Vice President—Law and Government Affairs and Chief Compliance Officer in 2007. His responsibilities include Kimberly-Clark’s legal affairs, internal audit and government relations activities. Mr. Mielke joined Kimberly-Clark in 1988. He held various positions within the legal function and was appointed Vice President and Chief Patent Counsel in 2000, and Vice President and Chief Counsel—North Atlantic Consumer Products in 2004.

Anthony J. Palmer	Senior Vice President and Chief Marketing Officer	Anthony Palmer was elected Senior Vice President and Chief Marketing Officer in 2006. He also assumed leadership of Kimberly-Clark’s innovation organization in March 2008. He is responsible for leading the growth of enterprise-wide strategic marketing capabilities and the development of high-return marketing programs to support Kimberly-Clark’s business initiatives. Prior to joining Kimberly-Clark in 2006, he served in a number of senior marketing and general management roles at the Kellogg Company, a producer of cereal and convenience foods, from 2001 to 2006, where he was most recently managing director of Kellogg’s U.K. business. Mr. Palmer is a citizen of Australia.

Jan B.C. Spencer	President—Global K-C Professional	Jan Spencer was elected President—Global K-C Professional in 2006. He is responsible for Kimberly-Clark’s global professional business, which includes commercial tissue and wipers, and skin care, safety and Do-It-Yourself products. Mr. Spencer joined Kimberly-Clark in 1979. His past responsibilities have included various sales and management positions in Europe and the U.S. He was appointed Vice President Research, Development & Engineering in the Away From Home sector in 1996; Vice President, Wiper Business in 1998; Vice President, European Operations, Engineering, Supply Chain in the K-C Professional sector in 2000; President, KCP Europe in 2002; President, KCP North America in 2003; and President—K-C Professional North Atlantic in 2004. Mr. Spencer is a citizen of Great Britain.